Exhibit 8 Portions of Highland Capital Management, L.P. Presentation to Motient Board of Directors October 6, 2005

Highland and certain of its affiliates own approximately 14% of the outstanding Common Stock of Motient Highland is the largest investor in both the Common Equity and the Series A Preferred Securities (if valid) Highland has expressed concern to the Board regarding conflicts of interest and self dealing by the Company's directors and advisors No updates, status reports or finding have been shared; no actions or sanctions have been taken Background Highland Capital Management, L.P.

We have reviewed the proposed transaction to "consolidate the ownership of MSV and TerreStar within Motient" described in the 8-K, dated September 22, 2005; the stated purpose of the transaction is to "simplify the ownership and governance ....better enabling each of them to pursue more effectively their deployment of separate hybrid satellite and terrestrial based communications networks..." Motient's full Board of Directors did not vote to authorize the release of the 8-K The proposed transaction looks to be same one presented to the Board on July 28, 2005, which was drafted prior to any known due diligence being completed; thus it appears that the outcome was "pre-ordained" and "rubber stamped" and not negotiated in any material way by the Board Evidence indicates that the process leading to the proposed sale of the company lacked robust evaluation and due diligence Highland hopes that the Board received independently verified valuations of its assets beyond any provided by, and without reliance on, CTA, Jerry Abbruzzese, MSV, Apollo and other interested parties such as investment banks loyal to the aforementioned Background (continued) Highland Capital Management, L.P.

The negotiations and analysis that led to the price and valuations used in the transaction have not been fully explained, and thus we have concerns that Motient is not correctly valuing its holdings in TerreStar and MSV The result is that the proposed transaction undervalues TerreStar and overvalues MSV As further explained below, the deal, as currently structured, is detrimental to existing Motient shareholders - Board members have a duty to put shareholder interests above their own and above those of any third parties Highland further hopes that the Board investigated ownership of CTA and Tejas by insiders and the ownership by insiders of MSV, TerreStar stock and options The Board has the responsibility to protect shareholders in this transaction by exploring multiple sale options and strategic alternatives with respect to its assets, beyond those recommended by CTA, Jerry Abbruzzese, and MSV Background (continued) Highland Capital Management, L.P.

We seek to ensure that any transaction is in the best interests of the existing Motient stockholders and is the best possible deal available to Motient This includes considering and examining detailed valuation studies and alternative counterparties and exploring different options relating to structuring of the transaction Highland is not aware that the company has conducted the proper due diligence, including (i) the solicitation and receipt of any third party valuations, relating to the pricing of its three primary assets (MSV, TerreStar, or Motient's existing operations), or (ii) the formal retention of an investment bank to investigate strategic alternatives to the proposed transaction Because Motient will issue more shares than are currently outstanding, the proposed "roll-up" is more accurately viewed as a sale of the company and its assets for no cash, a minority interest in a combined enterprise and no ongoing control or adequate representation on the surviving Board of Directors Apollo (an indirect MSV owner) also benefits from the skewed valuations, while existing Motient stockholders are disadvantaged by being adversely diluted by the transaction Summary of Highland's Position Regarding the Proposed Transaction Highland Capital Management, L.P.

From reviewing the limited information available on the proposed transaction, several points must be noted. The proposed transaction: Converts illiquid private equity in MSV to public equity in Motient (benefits MSV owners) Materially augments the value of the MSV interests (overvalues) by skewing the spectrum valuations in favor of the L-Band versus the S-Band MSV stockholder (benefits MSV owners) Leaves MSV with control over the Board, management and the S-Band (benefits MSV owners) Enriches and monetizes MSV management and board members, including Jerry Abbruzzese, Jerry Kittner and representatives from Apollo (benefits MSV owners) Reportedly provides hundreds of millions in tax savings to MSV shareholders (benefits MSV owners) How does this transaction benefit Motient shareholders??? If the primary stated rationale for the transaction is simplicity (as stated in the recently filed 8-K), the best way to achieve this goal would be for Motient to sell its interest in MSV to MSV at the value implied by the proposed deal and to buy the minority S-Band interests at their implied value; or alternatively, sell/auction Motient's interest in TerreStar to a third party for cash or stock Summary of Highland's Position Regarding the Proposed Transaction (continued) Highland Capital Management, L.P.

Highland Capital Management, L.P.

Valuation Discussion

- We are concerned that management did not update its valuations for Motient's primary assets: its ownership interests in TerreStar, MSV and existing operations

- Management apparently used outdated estimates to calculate the exchange ratio for TerreStar shares

  - A Highland representative was informed by Chris Downie (Motient's Chief Operating Officer) that, for the purposes of negotiating and setting the exchange ratio, TerreStar's April 2005 pre-money valuation was used

  - The April 2005 valuation is no longer valid for at least two reasons: (1) the recent addition of a market comparable (ICO North American), and (2) the high probability of an award of incremental spectrum (potentially up to 20MHz) which is significantly more than the 8MHz TerreStar owned in April 2005

  - In addition to using a stale valuation as a base, the current proposal actually values the controlling stake in TerreStar at LESS THAN THE APRIL VALUATION

  - At a minimum, management should be able to explain why it did not use the current market valuation for ICO North American, which would value TerreStar at $1.4Bn (see appendix) versus the $0.7Bn implied by the exchange ratio

Confidential

7

HIGHLAND CAPITAL

We believe that any valuation analysis should use market comparables and various public valuations (ie. knowledgeable analyst reports) as a starting point The above chart shows that there is a wide divergence between what management is proposing and what standard valuation techniques indicate Furthermore, this data indicates that the S-Band is likely to be much more valuable than stated in the proposed "roll-up" transaction and that the L-Band values are not as determinable at this point, which is consistent with our view Valuation Discussion (Analyst and Market Values) Highland Capital Management, L.P.

The proposed deal impliedly values the combined L-Band at approximately $2.7Bn and the S-Band at approximately $0.5Bn (Tejas report dated 9/23/05, pg 3) Based on our review of market comparables and industry data, the valuation above significantly overvalues the L-Band and undervalues the S-Band - at a minimum, we believe the S-Band should be valued equal to the L-Band Additionally, there are questions regarding interference and other technical issues that potentially make L-Band use for ATC problematic, which would require L- Band spectrum to be priced at a discount to S-Band spectrum "...MSV may be unable to move ahead with deployment of a terrestrial system unless it can win Inmarsat's cooperation. We assume that as a price for such cooperation, Inmarsat would insist on compensation and/or a joint-venture or cooperative agreement that would apportion to it as much value as Motient hopes to gain from MSV's potential terrestrial deployment." - Ethan Schwartz at CRT (9/23/05) Until these issues are settled, one should expect the L-Band to trade at a discount to the S- Band, which directly contradicts management's proposal that values it at 2x the S-Band We discuss this in further detail in the "Inmarsat Filing" section of this presentation Valuation Discussion (continued) Highland Capital Management, L.P.

Highland recently engaged The Brattle Group to provide a third-party valuation of the S-Band and L-Band spectrum We wanted to obtain an independent opinion to confirm our view on relative spectrum value and as we are not comfortable with management's analysis (or lack thereof) We would like the Board to consider and study this report - copies have been provided The Brattle Group is an economic consulting firm that provides consulting services on a wide-range of economics-related issues, including spectrum, asset and business valuations The Brattle Group has performed numerous engagements in which they estimated the value of wireless spectrum in the United States and around the world Most recently, The Brattle Group estimated the value of 60 MHz of wireless spectrum in the 700MHz band. A summary of their analysis is included in letter testimony Before the U.S. House of Representatives Committee on Energy and Commerce and the U.S. Senate Committee on Commerce, Science and Transportation, May 18, 2005 The Brattle Group - Background Highland Capital Management, L.P.

The Brattle Group concluded that at a minimum the S-Band should be valued equal to the L-Band and likely more given the proximity of the S-Band to existing PCS spectrum in the 1900MHz band To arrive at such conclusion, Brattle first estimated the potential value of generic Mobile Satellite Service/ATC spectrum To reach the potential value they discounted MSS/ATC spectrum from PCS spectrum to account for the cost of satellites, handset costs and associated technology risk The study also analyzed the spectrum held by MSV and TerreStar and examined the impact of spectrum bandwidth size, possible interference, and technical issues As is evident, The Brattle Group's recent findings are consistent with Highland's analysis since we first learned of the proposed transaction at the end of July The proposed "roll-up" that values the S-Band at a 45% discount to the L-Band significantly skews economics in favor of MSV owners versus existing Motient shareholders The Brattle Group - Report on MSS Spectrum Value Highland Capital Management, L.P.

Further support for Highland's position regarding relative value between the S- and the L-Bands can be found in Inmarsat's September 26, 2005 Petition for Declaratory Ruling to provide MSS service using the S-Band We strongly encourage the Board to read the narrative section of Inmarsat's filing, copies of which we have provided It should be noted that Inmarsat is a current owner of and operator in the L-Band They state that "access to the 2GHz band (i.e. the S-Band) therefore is of vital importance because it...allows the development of new and innovative MSS services that cannot easily be accommodated in other MSS bands (such as the L- Band) - see pg. 10 of the narrative Inmarsat also believes that the S-Band is "unique" in that it is "ideal for supporting the growing demand for multimedia and broadband services" Inmarsat Filing Highland Capital Management, L.P.

In the filing, Inmarsat provides several reasons why they prefer the S-Band for new broadband and multimedia MSS offerings Synergies with Terrestrial 3G - the 2GHz bands are physically near each other, which "facilitates the development and implementation of user terminals with 3G form factors and sizes, as well as service capabilities, comparable to those offered by 3G terrestrial systems" Support for Wide-Bandwidth Channels - the wider channels in the 2GHz band are contrasted with the current segmented and fractionalized use of the L-Band, which results in "limited opportunity to re-assemble the L-Band into the types of spectrum building blocks more suitable for the provision of emerging broadband and multimedia MSS offerings"; this is exacerbated by the technical issues with offering high-bandwidth services alongside existing services Lack of congestion and preemption priority - the narrative states that there are currently five operators in the L-Band (some offering "safety related" services) and the process to reassign spectrum is problematic given the lack of action by the governing body since 1999 Without any evidence that the above concerns have been addressed, it is difficult to see how management's valuation could be considered thorough Inmarsat Filing (continued) Highland Capital Management, L.P.

As the largest holder of Motient securities, Highland's interests are aligned with the interests of the company and its shareholders It has become apparent that this is not the case with others involved in this transaction There is no evidence that the transaction proposed in the 8-K was preceded by a robust due diligence, accurate valuation and thorough negotiation Highland has provided substantial justification (at its own expense) for its concerns regarding the valuation process - management has not provided any analysis or support for its decision to pursue the transaction or the valuations used therein There is no evidence that management explored any strategic options other than the proposed transaction, which most directly benefits non-Motient holders of MSV No explanation has been given as to why management is so intent to push this transaction through without robust debate, leading Highland to suspect that this process is being controlled by persons with interests that are not aligned with those of stockholders Summary Highland Capital Management, L.P.

What does management believe that the transaction will "better enabl[e] each of [MSV and TerreStar] to pursue more effectively their deployment of separate hybrid satellite and terrestrial based communications networks..."? Why is TMI given the option to not participate in the transaction? Why hasn't management used updated valuations for the S-Band and L-Band? Isn't the April 2005 valuation for TerreStar stale? The April 2005 value does not account for the incremental S-Band allocation nor does it recognize that there is a market comparable company for TerreStar What third party valuations have been done for the S-Band, L-Band and existing operations? Who, if anyone, was retained? What are the analysis and conclusions? Outstanding Questions Highland Capital Management, L.P.

Why is Motient willing to give up majority control of the S-Band, which is its most valuable and liquid asset, at a low valuation in a transaction in which it will become a minority shareholder in a new company that it will not control? This is even stranger if, as stated by the press release, the new company intends to then spin-off the S-Band assets to Motient stockholders. Why is Motient paying a premium to MSV for the L-Band? MSV has no audited financials and no access to the public markets other than through Motient What options has management explored other than the one that gives MSV control of Motient at non-market values? The ownership structure can be simplified by selling Motient's interest in MSV to MSV at the value implied by the proposed deal and buying the minority TerreStar shares at the implied value Outstanding Questions (continued) Highland Capital Management, L.P.